EXHIBIT 99.1

Media Advisory: Hut 8 to Attend Three Annual Conferences in the Coming Weeks

TORONTO, Aug. 4, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, will be attending three conferences in the coming weeks.

Canaccord Genuity 43rd Annual Growth conference

Who:                 Institutional investors are invited to attend
When:               August 7-10
Where:              Intercontinental Boston Hotel (510 Atlantic Ave, Boston, MA)

3rd Annual Needham Virtual Crypto Conference

Who:                 Institutional, private equity, and venture capital investors are invited to attend
When:               September 7
Where:              Virtual (conferences@needhamco.com)

HC Wainwright 25th Annual Global Investment Conference

Who:                 Industry professionals, institutional investors, and public companies are invited to attend
When:               September 11-13
Where:              Lotte New York Palace (455 Madison Ave, New York, NY)

Sue Ennis, VP of Corporate Development will be attending these events and taking meetings. Analysts and investors can reach out via the contact information below.

About Hut 8

Through innovation, imagination, and passion, Hut 8's seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8's infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. Follow us on Twitter at @Hut8Mining.

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SOURCE Hut 8 Mining Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2023/04/c8475.html

%CIK: 0001731805

For further information: Contacts: Hut 8 Investor Relations, Sue Ennis, sue@hut8.io; Hut 8 Media Relations, Erin Dermer, Erin.Dermer@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 04-AUG-23